FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2022

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Fourth quarter, year ending March 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 2, 2022	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Consolidated Results of Operations Fourth quarter, year ended March 2022 (US GAAP) Nomura Holdings, Inc. April 2022

Outline Presentation    Executive summary (p. 2-3) Overview of results (p. 4) Business segment results (p. 5) Retail (p. 6-7) Investment Management (p. 8-9) Wholesale (p. 10-12) Non-interest expenses (p. 13) Robust financial position (p. 14) Funding and liquidity (p. 15)    Financial Supplement    Consolidated balance sheet (p. 17) Value at risk (p. 18) Consolidated financial highlights (p. 19) Consolidated income (p. 20) Main revenue items (p. 21)    Consolidated results: Income (loss) before income taxes by segment and region (p. 22)    Segment “Other” (p. 23)    Retail related data (p. 24-27)    Investment Management related data (p. 28-29) Wholesale related data (p. 30) Number of employees (p. 31)

Executive summary (1/2)

NOMURA

FY2021/22 full year highlights

- **Income before income taxes: Y226.6bn (-2% YoY); Net income[1]: Y143bn (-7% YoY); EPS[2]: Y45.23; ROE[3]: 5.1%**
- **Three segment income before income taxes of Y205.2bn (-17% YoY)**
  - Retail: Gained traction in shift to asset consulting with net inflows into investment trusts and discretionary investments lifting recurring revenue and consulting-related revenue also increased; Sales of stocks and investment trusts slowed as investors took risk-off stance
  - Investment Management: Inflows helped boost AuM and business revenue increased, while market factors led to a worsening of investment gain/loss
  - Wholesale: Investment Banking revenues increased driven by international Advisory business; Equities reported smaller loss related to transactions with a US client

Shareholder returns

- **Dividend per share:**
  - Year-end Y14; Annual Y22
- **Launched share buyback program** to raise capital efficiency and ensure a flexible capital management policy and to deliver as stock-based compensation
  - Total shares: Upper limit of 50 million shares
  - Total value: Upper limit of Y30bn
  - Period: From May 17, 2022, to March 31, 2023

	FY2021/22	FY2020/21	YoY
Net revenue	Y1,363.9bn	Y1,401.9bn	-3%
Income (loss) before income taxes	Y226.6bn	Y230.7bn	-2%
Net income (loss)[1]	Y143.0bn	Y153.1bn	-7%
EPS[2]	Y45.23	Y48.63	-7%
ROE[3]	5.1%	5.7%	

Income (loss) before income taxes: Business segment results[4]	FY2021/22	FY2020/21	YoY
Retail	Y59.2bn	Y92.3bn	-36%
Investment Management	Y71.5bn	Y91.0bn	-21%
Wholesale	Y74.5bn	Y64.3bn	16%
Three segment total	Y205.2bn	Y247.6bn	-17%
Other	Y15.8bn	-Y28.5bn	-
Unrealized gain (loss) on investments in equity securities held for operating purposes	Y5.6bn	Y11.5bn	-51%
Income (loss) before income taxes	Y226.6bn	Y230.7bn	-2%

1. Net income (loss) attributable to Nomura Holdings shareholders. 2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share.
3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.
4. On April 1, 2021, Asset Management and Merchant Banking were dissolved and Investment Management newly established. As a result, historical figures have been reclassified in line with the disclosure format for FY2021/22.

2

NOMURA

Executive summary (2/2)

FY2021/22 4Q highlights

- **Income before income taxes: Y49.5bn; Net income[1]: Y31bn**
  - Retail performance and Investment Management investment gain/loss both impacted by market slump on back of rising US interest rates and geopolitical risks
  - Wholesale remained relatively resilient with more diverse revenue mix

- **Three segment income before income taxes of Y33.5bn (-58% YoY)**

  Retail
  - Sales of stocks and investment trusts slowed as investors took risk-off stance due to bear market from start of year and heightened geopolitical risks from mid-February

  Investment Management
  - Assets under management of Y67.9trn represents second highest level following record high last quarter as market drop only partially offset by inflows
  - Investment gain/loss worsened due to market factors

  Wholesale
  - Global Markets delivered solid revenues driven by diversification across regions and products amid market dislocations
  - Investment Banking revenues remained elevated as Advisory revenues outstripped the strong previous quarter

- **Segment Other income before income taxes of Y14.9bn (9.0x YoY)**
  - Realized gain on partial sale of stake in the affiliate company, Nomura Research Institute (Y42.8bn)
  - Booked additional expenses (Y23bn) related to legacy transactions in the Americas from before the global financial crisis (2007 – 2008)

4.3%	Y9.89	17.1%
ROE[2]	EPS[3]	CET1 capital ratio[4]

Income (loss) before income taxes and net income (loss)[1]



Firmwide
(billions of yen)
181.8
142.5
83.6
67.6
131.3
98.4
-166.1
-155.4
78.5
48.5
18.5
3.2
80.1
60.3
49.5
31.0
Income (loss) before income taxes
Net income (loss)
FY2020/21
FY2021/22
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q



Three segment income (loss) before income taxes
125.1
100.4
126.7
35.6
-104.5
57.0
79.2
33.5
Wholesale
Investment Management
Retail
FY2020/21
FY2021/22
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q

1. Net income (loss) attributable to Nomura Holdings shareholders. 2. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.
3. Diluted net income (loss) attributable to Nomura Holdings shareholders per share.
4. CET 1 capital ratio is defined as Tier 1 capital minus Additional Tier 1 capital divided by risk-weighted assets.

3

Overview of results Highlights FY2021/22 FY2021/22 QoQ YoY YoY 4Q Full year Net revenue Y340.8bn -3% 100% Y1,363.9bn -3% Non-interest expenses Y291.3bn 8% -13% Y1,137.3bn -3% Income (loss) before income Y49.5bn -38%—Y226.6bn -2% taxes Net income (loss)1 Y31.0bn -49%—Y143.0bn -7% EPS2 Y9.89 -48%—Y45.23 -7% ROE3 4.3% 5.1% 1. Net income (loss) attributable to Nomura Holdings shareholders. 2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share. 3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.

Business segment results

NOMURA

Net revenue and income (loss) before income taxes[1]

		FY2021/22 4Q	QoQ	YoY	FY2021/22 Full year	YoY
Net revenue	Retail	Y70.5bn	-19%	-27%	Y328.0bn	-11%
	Investment Management	Y10.1bn	-75%	-81%	Y148.0bn	-9%
	Wholesale	Y194.9bn	-4%	-	Y703.1bn	2%
	Subtotal	Y275.4bn	-17%	84%	Y1,179.0bn	-4%
	Other*	Y64.2bn	198%	4.2x	Y179.2bn	7%
	Unrealized gain (loss) on investments in equity securities held for operating purposes	Y1.2bn	-	-75%	Y5.6bn	-51%
	Net revenue	Y340.8bn	-3%	100%	Y1,363.9bn	-3%
Income (loss) before Income taxes	Retail	Y5.2bn	-71%	-80%	Y59.2bn	-36%
	Investment Management	-Y8.8bn	-	-	Y71.5bn	-21%
	Wholesale	Y37.0bn	-9%	-	Y74.5bn	16%
	Subtotal	Y33.5bn	-58%	-	Y205.2bn	-17%
	Other*	Y14.9bn	9.0x	-	Y15.8bn	-
	Unrealized gain (loss) on investments in equity securities held for operating purposes	Y1.2bn	-	-75%	Y5.6bn	-51%
	Income (loss) before income taxes	Y49.5bn	-38%	-	Y226.6bn	-2%

*Additional information on "Other" (4Q)

- Realized gain on partial sale of stake in the affiliate company, Nomura Research Institute (Y42.8bn)
- Loss related to economic hedging (Y8.4bn)
- Booked additional expenses (Y23bn) related to legacy transactions in the Americas from before the global financial crisis (2007 – 2008)

1. *On April 1, 2021, Asset Management and Merchant Banking were dissolved and Investment Management newly established. As a result, historical figures have been reclassified in line with the disclosure format for FY2021/22.*

5

Retail Net revenue and income before income taxes (billions of yen) Full year Quarter FY20/ FY20/ FY21/ FY2021/22 21 QoQ YoY 21 22 4Q 1Q 2Q 3Q 4Q Net revenue 368.8 328.0 96.8 85.0 85.2 87.4 70.5 -19% -27% Non-interest expenses 276.5 268.7 70.7 66.0 68.2 69.3 65.3 -6% -8% Income before income 92.3 59.2 26.1 19.0 17.0 18.0 5.2 -71% -80% taxes Total sales1 (billions of yen) Stocks Bonds Investment trusts Discretionary investments, Insurance products 3,000 2,000 1,000 0 FY2020/21 FY2021/22 4Q 1Q 2Q 3Q 4Q 1. Retail channels only. 2. Retail channels, Net & Call, Hotto Direct and Japan Wealth Management Group (included from FY2020/21 3Q).    Key points Full year ï® Net revenue: Y328bn (-11% YoY) ï® Income before income taxes: Y59.2bn (-36% YoY)—Sales of stocks and investment trusts declined on lower investor sentiment due to further wave in pandemic, changes to monetary policy and geopolitical risks—Recurring revenue assets increased on net inflows into investment trusts and discretionary investments; Recurring revenue cost coverage ratio increased to 40% Fourth quarter ï® Net revenue: Y70.5bn (-19% QoQ; -27% YoY) ï® Income before income taxes: Y5.2bn (-71% QoQ; -80% YoY)—Sales of stocks and investment trusts slowed as investors took risk-off stance due to bear market from start of year and heightened geopolitical risks from mid-February—Recurring revenue assets declined due to market factors Total sales1 decreased 20% QoQï® Stocks: -15% QoQ – Sales of Japan and foreign stocks slowed but started to recover in March – Primary stock subscriptions2 declined (Y24.9bn; -87% QoQ) ï® Investment trusts: -41% QoQ – Sales of global stock investment trusts slowed due to a market adjustment in US equities and market uncertainty ï® Bonds: Y396bn; -3% QoQ – Sales of domestic bonds increased driven by primary transactions, while foreign bond sales declined ï® Sales of discretionary investments and insurance declined 42% QoQ – SMA and Fund Wrap contracts both declined, insurance sales were also lower 6

Retail: Slower progress across all 4Q KPIs due to external factors, but recurring revenue/recurring revenue assets and consulting-related revenue grew for full year

NOMURA

4Q recurring revenue declined on market drop, but increased 23% YoY on full year basis; Recurring revenue cost coverage ratio increased to 40%



Recurring revenue assets (trillions of yen)
Recurring revenue (billions of yen)
86.1
106.3
23.2
18.2
25.2
19.1
27.2
19.5
28.1
20.3
25.7
19.6
FY2020/21
FY2021/22
FY2020/21
FY2021/22
Mar/4Q
Jun/1Q
Sep/2Q
Dec/3Q
Mar/4Q

- Year-end factors and redemptions led to net outflows in investment trusts, while discretionary investments continued to book monthly net inflows

(billions of yen)	FY20/21	FY21/22	FY20/21	FY2021/22			
			4Q	1Q	2Q	3Q	4Q
Investment trust net inflows[1]	101.4	263.8	25.4	89.2	78.1	114.4	-17.8
Discretionary investment net inflows[1]	-187.2	359.9	-12.3	78.5	90.2	129.4	61.8
Recurring revenue cost coverage ratio	31%	40%	33%	38%	40%	41%	39%

- Client franchise **(Mar/4Q)**
  - Retail client assets Y122.1trn
  - Accounts with balance 5.35m
  - Net inflows of cash and securities[2] +Y640.7bn
    (of which, individuals[3]) -Y81.5bn
  - Inflows of cash and securities[4] Y900.5bn

Consulting-related revenue

- 4Q declined mainly from insurance and M&A-related revenue, but increased 24% YoY on full year basis

(billions of yen)



13.4
16.7
4.4
3.8
4.5
4.4
4.0
FY2020/21
FY2021/22
FY2020/21
FY2021/22
4Q
1Q
2Q
3Q
4Q

Number of active clients[5]

- Efforts to expand client base kept number of active clients at same level as last year when stock sales were robust

(thousands of accounts)



1,200
1,000
800
600
400
200
FY2020/21
FY2021/22
499
465
717
704
895
887
1,019
1,009
Jun
Sep
Dec
Mar

1. Retail channels and Japan Wealth Management Group. 2. Cash and securities inflows minus outflows, excluding regional financial institutions.
3. Retail channels, Net & Call, Intermediation, Company employees, Hotto Direct. 4. Retail channels only. 5. Number of clients who transacted at least once since April 1 (accumulated).

7

NOMURA

Investment Management

Net revenue and income (loss) before income taxes[1]

(billions of yen)	Full year		Quarter						
	FY20/21	FY21/22	FY20/21	FY2021/22				QoQ	YoY
			4Q	1Q	2Q	3Q	4Q		
Business revenue[2]	111.9	119.9	29.9	28.0	29.3	31.5	31.1	-1%	4%
Investment gain/loss[3]	51.2	28.1	24.2	35.5	5.1	8.6	-21.1	-	-
Net revenue	163.2	148.0	54.0	63.5	34.3	40.1	10.1	-75%	-81%
Non-interest expenses	72.1	76.5	18.8	18.6	19.3	19.8	18.9	-5%	0.4%
Income (loss) before income taxes	91.0	71.5	35.2	44.9	15.0	20.4	-8.8	-	-

Key points

Full year

- Net revenue: Y148bn (-9% YoY)
- Income before income taxes: Y71.5bn (-21% YoY)
- Higher business revenue on inflows across all four quarters and high level of AuM
- Lower investment gain/loss due mainly to American Century Investments (ACI)-related gain/loss

Quarter

- Net revenue: Y10.1bn (-75% QoQ; -81% YoY)
- Loss before income taxes: Y8.8bn
  - Business revenue: Roughly unchanged QoQ with lower management fees due to a decline in AuM offset by stronger performance fees due to good performance
  - Investment gain/loss: Strongly impacted by ACI-related gain/loss (3Q: Y6.6bn vs. 4Q:-Y18.8bn)

Assets under management (net)[4]

(trillions of yen)


Investment advisory and international businesses, etc.
Investment trust business
64.7
17.8
46.9
65.8
18.1
47.6
67.8
19.1
48.7
68.5
19.6
48.8
67.9
19.3
48.6
FY2020/21
FY2021/22
Mar
Jun
Sep
Dec
Mar

Fourth quarter
Despite ongoing inflows, AuM declined due to market factors

- **Investment trust business**
  - Higher ETF purchases amid market adjustment (Mar AuM of Y27.2trn; AuM market share[5] of 44%)
  - Inflows into bank channel for four straight quarter with AuM growing to Y2.2trn
  - Continued inflows into defined contribution funds (Mar AuM of Y1.8trn; AuM market share[6] of 20.4%)
- **Investment advisory and international business, etc.**
  - Inflows in Japan into foreign bonds by public pension fund
  - International outflows from bonds and UCITS[7]

1. On April 1, 2021, Asset Management and Merchant Banking were dissolved and Investment Management newly established. As a result, historical figures have been reclassified in line with the disclosure format for FY2021/22
2. Includes revenues from asset management business (excl. ACI-related gain/loss), Nomura Babcock & Brown aircraft leasing-related revenues and general partner management fees gained from private equity and other investment businesses, but excludes investment gains/losses 3. Comprised of returns from investments (changes in fair valuation, funding costs, management fees, dividends, etc.) including ACI-related gain/loss, limited partner investment stakes and general partner investment stakes in private equity and other investment businesses, and Mebuki Financial Group investment gain/loss. 4. Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Corporate Research and Asset Management, and Wealth Square, as well as third party investment by Nomura SPARX Investment, Nomura Mezzanine Partners, Nomura Capital Partners, and Nomura Research & Advisory 5. Source: The Investment Trusts Association, Japan 6. Nomura, based on published data 7. Undertakings for Collective Investment in Transferable Securities (UCITS) compliant fund.

8

Investment Management:
Inflows drive solid growth in bank channel AuM

NOMURA

Flow of funds[1]



(billions of yen)
Investment advisory and international businesses, etc.
Investment trust business
1,500
1,000
500
0
-500
-1,000
393
-765
-373
474
346
128
1,039
772
267
359
250
109
183
372
-189
FY2020/21
FY2021/22
4Q
1Q
2Q
3Q
4Q

Investment trust business: Growth in bank channel AuM

- ✓ Enhanced sales promotions and after sales follow up for banks and other distributors
- ✓ Inflows into balanced funds that are not easily impacted by market conditions and into ESG funds



(billions of yen)
AuM grew by Y620bn over past year
(Y540bn from inflows)
1,543
1,655
1,846
2,080
2,165
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22

Flow of funds in investment trusts[1]



(billions of yen)
Investment trust business
(excl. ETFs)
MRFs, etc.
Other investment trusts
(excl. ETFs)
ETFs
1,000
500
0
-500
125
268
2
344
296
-28
265
-15
-11
383
FY2020/21
FY2021/22
4Q
1Q
2Q
3Q
4Q

Steady growth in alternative AuM[2]



(billions of yen)
1,000
500
0
566
640
696
769
839
FY2020/21
FY2021/22
Mar
Jun
Sep
Dec
Mar

1. *Based on assets under management (net).*
2. *Total of Nomura Asset Management alternative AuM and third party investments related to Nomura SPARX Investment, Nomura Mezzanine Partners, Nomura Capital Partners, and Nomura Research & Advisory*
The scope of calculating alternative AuM was revised in October 2021 and figures before September 2021 have been restated retrospectively.

9

NOMURA

Wholesale

Net revenue, income (loss) before income taxes[2]

(billions of yen)	Full year		Quarter						
	FY20/21	FY21/22	FY20/21	FY2021/22				QoQ	YoY
			4Q	1Q	2Q	3Q	4Q		
Global Markets	575.5	**556.4**	-36.8	97.2	137.2	163.8	**158.2**	-3%	-
Investment Banking	115.8	**146.6**	36.1	35.5	35.4	38.9	**36.7**	-6%	2%
Net revenue	691.4	**703.1**	-0.8	132.8	172.7	202.7	**194.9**	-4%	-
Non-interest expenses	627.1	**628.6**	165.2	161.1	147.7	161.9	**157.9**	-2%	-4%
Income (loss) before income taxes	64.3	**74.5**	-165.9	-28.4	25.0	40.8	**37.0**	-9%	-
CIR	*91%*	***89%***	*-*	*121%*	*86%*	*80%*	***81%***		
Revenue/modified RWA[1]	*6.4%*	***7.0%***	*-*	*4.9%*	*7.1%*	*8.2%*	***7.9%***		

Net revenue by region

(billions of yen)



200.0
150.0
100.0
50.0
0.0
-50.0
-100.0
-150.0
37.2
35.2
52.9
-126.0
18.0
37.8
27.6
49.4
68.6
22.6
31.4
50.0
84.9
29.2
41.8
46.8
74.1
37.0
32.8
50.9
Americas
EMEA
AEJ
Japan
FY2020/21
FY2021/22
4Q
1Q
2Q
3Q
4Q

Key points

Full year

- Net revenue: Y703.1bn (+2% YoY)
- Income before income taxes: Y74.5bn (+16% YoY)
  - Global Markets net revenue declined 3% YoY as Rates and Equity Derivatives slowed from particularly strong performance in the previous year and we booked a smaller loss related to transactions with a US client[2]
  - Investment Banking net revenue grew 27% YoY as Advisory revenues reached a record high[3]

Fourth quarter

- Net revenue: Y194.9bn (-4% QoQ)
- Income before income taxes: Y37.0bn (-9% QoQ)
  - Global Markets reported a slowdown in spread-related products, while macro products and Equities booked stronger revenues
  - Investment Banking revenues remained elevated as Advisory revenues grew further from strong prior quarter, but postponement and delays to ECM deals had an impact

Net revenue by region (QoQ; YoY)

- Americas: Y74.1bn (-13%)
  - Spread-related products and Equity Derivatives slowed from strong prior quarter
  - Investment Banking reported lower revenues in Advisory and ALF
- Japan: Y50.9bn (+9%; -4%)
  - Equities revenues grew driven by Derivatives and Investment Banking revenues also increased
- EMEA: Y37.0bn (+27%; -0.4%)
  - Fixed Income revenues increased driven by Rates and FX/EM and Investment Banking saw Advisory revenue growth
- AEJ: Y32.8bn (-22%; -7%)
  - Fixed Income booked stronger revenues in FX/EM, while Credit slowed

1. Wholesale net revenue (annualized) divided by modified risk-weighted assets (daily average for the accounting period) used by Wholesale. Modified risk-weighted assets (daily average for the accounting period) is a non-GAAP financial measure and is the total of (i) risk-weighted assets (as calculated and presented under Basel III) and (ii) an adjustment equal to the regulatory adjustment to common equity tier 1 capital calculated and presented under Basel III divided by our internal minimum capital ratio target. 2. Booked loss arising from transactions with a US client of Y245.7bn (Y204.2bn trading loss, Y41.6bn loan-loss provision) in FY2020/21 4Q and Y65.4bn (Y56.1bn trading loss, Y9.3bn loan-loss provision) in FY2021/22 1Q. In addition, as the recoverable amount for part of the claim related to the loss can now be reasonably estimated, gains of Y3.2bn (Y2.6bn trading revenue, Y500m loan-loss provision reversal) and Y11.5bn (Y9.5bn trading revenue, Y2bn loan-loss provision reversal) were booked in FY2021/22 3Q and FY2021/22 4Q, respectively. 3. Since FY2012/13.

10

Wholesale: Global Markets

Net revenue



(billions of yen)
Equities
Fixed Income
97.2
137.2
163.8
158.2
84.3
-121.1
-36.8
88.1
9.1
66.5
70.7
75.8
88.0
78.1
80.1
QoQ
-3%
YoY
-
FY2020/21
FY2021/22
4Q
1Q
2Q
3Q
4Q

FY2021/22 full year and 4Q net revenue by region



Full year
Quarter
(billions of yen)
-3%
575.5
556.4
Americas
EMEA
AEJ
Japan
FY 20/21
FY 21/22
YoY
QoQ
Global Markets
Global Markets
Fixed Income
Equities
-
0% ~ ±5%
±5% ~ ±15%
±15% ~

Key points

Fourth quarter

- Net revenue: Y158.2bn (-3% QoQ)
  - Resilient performance driven by diversification across regions and products amid market dislocations from higher inflation, shifts in monetary policy, and geopolitical risks

  Fixed Income
  - Net revenue: Y80.1bn (-9% QoQ; -5% YoY)
    - Widening spreads and slowdown in client activity led to a challenging quarter for Credit, and a slowdown in Securitized Products
    - Macro products including Rates and FX/EM, reported stronger revenues driven by uptick in client activity amid higher volatility

  Equities
  - Net revenue: Y78.1bn (+3% QoQ)
    - Derivatives revenues grew QoQ in Japan and AEJ, but slowed in Americas; Cash Equities reported stronger revenues driven by Americas and EMEA

Full year

- Fixed Income slowed from last year's strong performance primarily in macro products
- Equities revenues increased as losses related to a US client incident[1] subsided

Fourth quarter

- Americas: In Fixed Income, Rates revenues increased while Securitized Products slowed; Equities reported stronger revenues in Cash but Derivatives revenues declined
- EMEA: Rates and Cash Equities reported stronger revenues
- AEJ: Fixed Income delivered growth in FX/EM, while Credit revenues slowed significantly; Equities reported stronger revenues in Derivatives and solid performance in Cash
- Japan: Fixed Income saw stronger client activity in JGBs, lifting Rates revenues while Credit slowed; Equities reported higher revenues in Derivatives

1. *Booked trading loss of Y204.2bn in FY2020/21 4Q and Y56.1bn in FY2021/22 1Q. In addition, as the recoverable amount for part of the claim related to the loss can now be reasonably estimated, gains of Y2.6bn and Y9.5bn were booked as trading gain/loss in FY2021/22 3Q and FY2021/22 4Q, respectively.*

11

Wholesale: Investment Banking

NOMURA

Net revenue



(billions of yen)
36.1
35.5
35.4
38.9
36.7
QoQ -6%
YoY +2%
FY2020/21
FY2021/22
4Q
1Q
2Q
3Q
4Q

Americas build up driving international business growth centered on Advisory business

Global revenues



(billions of yen)
85.7
115.8
146.6
Japan
Int'l
1.4x
2.0x
FY2019/20
FY2020/21
FY2021/22

Advisory revenues



2.1x
FY2019/20
FY2020/21
FY2021/22

Key points

Full year

- Net revenue: Y146.6bn (+27% YoY)
  - Record revenues since comparisons possible starting FY2016/17
  - Supported multiple transactions in Advisory business in Americas and EMEA to deliver record revenues[1]; In addition to business restructuring and cross-border deals, sustainability mandates increased at Nomura Greentech

Fourth quarter

- Net revenue: Y36.7bn (-6% QoQ; +2% YoY)
  - ECM and ALF slowed due to deteriorating market conditions, but Advisory business reported record revenues outstripping the strong previous quarter

Japan
  - Advisory and Solutions business reported stronger revenues QoQ

International
  - Revenues slowed from strong prior quarter, but Sustainability deals contributed and EMEA and AEJ Advisory revenues grew QoQ

Significant transactions in FY2021/22 4Q

Sustainability-related

Urban Grid Solar's (US) sale to Brookfield Renewable (US) ($650m)	Mitsui & Co.'s acquisition of 27.5% stake in Mainstream Renewable Power Limited (Ireland) (€575m)	Ardian's (France) acquisition of a majority stake in Biofarma (Italy) (€1.1bn)
Kirin Holdings's sale of China Resources (China) to Plateau Consumer Fund (China) (CNY6.3bn)	Nippon Paint Holdings International PO (Y145.5bn)	Banco de Sabadell (Spain) Green Bond (€750m)
Development Bank of Japan Sustainability Bond ($700m)	Hellman & Friedman's (US) acquisition financing of Athenahealth (US) ($10.4bn)	CPP Investment's (Luxembourg) acquisition financing of CeramTec (Germany) (€1.7bn)

1. Since FY2012/13.

12

NOMURA

Non-interest expenses

Full year

Quarter


(billions of yen)
1,500
1,000
500
0
Other
Business development expenses
Occupancy and related depreciation
Information processing and communications
Commissions and floor brokerage
Compensation and benefits
1,171.2
1,137.3
(billions of yen)
400
300
200
100
0
336.1
274.7
300.4
270.9
291.3

	FY2020/21	FY2021/22	FY2020/21 4Q	FY2021/22 1Q	FY2021/22 2Q	FY2021/22 3Q	FY2021/22 4Q	QoQ
Compensation and benefits	507.9	**529.5**	95.8	135.6	129.2	139.0	**125.6**	**-9.6%**
Commissions and floor brokerage	111.6	**105.2**	29.0	26.8	27.4	24.1	**26.9**	**11.3%**
Information processing and communications	178.8	**184.3**	49.5	44.1	45.1	46.6	**48.5**	**4.1%**
Occupancy and related depreciation	72.4	**69.7**	18.1	16.7	17.8	17.5	**17.7**	**0.9%**
Business development expenses	13.5	**15.6**	3.7	3.3	3.9	4.4	**4.0**	**-8.1%**
Other	287.0	**232.9**	140.0	48.2	76.9	39.2	**68.6**	**74.9%**
Total	1,171.2	**1,137.3**	336.1	274.7	300.4	270.9	**291.3**	**7.5%**

Key points

Full year

- Non-interest expenses: Y1,137.3bn (-3% YoY)
  - Compensation and benefits (+4% YoY)
    - ✓ Compensation and benefits increased on yen deprecation and international hiring and base salary adjustments
  - Other expenses (-19% YoY)
    - ✓ Loan loss provisions related to transactions with a US client declined[1], while impairment charge[2] on equity stake in affiliate booked last year no longer present
    - ✓ Legal expenses related to legacy transactions increased[3]

Fourth quarter

- Non-interest expenses: Y291.3bn (+8% QoQ)
  - Compensation and benefits (-10% QoQ)
    - ✓ Bonus provisions declined in line with pay for performance
  - Other expenses (+75% QoQ)
    - ✓ Booked additional expenses (Y23bn) related to legacy transactions in the Americas from before the global financial crisis (2007 – 2008)

1. *Booked loan-loss provisions arising from transactions with a US client of Y41.6bn in FY2020/21 4Q and Y9.3bn in FY2021/22 1Q. In addition, as the recoverable amount for part of the claim related to the loss can now be reasonably estimated, gains of Y500m and Y2bn were booked as loan-loss provision reversal in FY2021/22 3Q and FY2021/22 4Q, respectively.*
2. *Booked impairment charge on equity stake in affiliate company, Nomura Real Estate Holdings, of Y47.7bn in FY2020/21 4Q.*
3. *Booked legal expenses of Y41.1bn in FY2020/21 and approx. Y63bn (preliminary) in FY2021/22.*

13

Robust financial position

Balance sheet related indicators and capital ratios

	Mar 2021	Dec 2021	Mar 2022
Total assets	Y42.5trn	Y45.2trn	Y43.4trn
Shareholders' equity	Y2.7trn	Y2.8trn	Y2.9trn
Gross leverage	15.8x	16.1x	14.9x
Net leverage[1]	9.8x	9.7x	9.1x
Level 3 assets[2] (net)	Y0.6trn	Y0.8trn	Y0.8trn
Liquidity portfolio	Y5.7trn	Y7.1trn	Y7.1trn

(billions of yen)

Basel 3 basis	Mar 2021	Dec 2021	Mar 2022[2]
Tier 1 capital	2,841	3,045	3,104
Tier 2 capital	5	4	0.4
Total capital	2,845	3,049	3,105
RWA	15,951	14,770	15,869
Tier 1 capital ratio	17.8%	20.6%	19.5%
CET 1 capital ratio[3]	15.8%	18.0%	17.1%
Consolidated capital adequacy ratio	17.8%	20.6%	19.5%
Consolidated leverage ratio[4]	5.63%	5.73%	5.98%
HQLA[5]	Y5.4trn	Y6.2trn	Y6.0trn
LCR[5]	192.4%	277.7%	241.7%
TLAC ratio (RWA basis)	23.0%	29.9%	30.6%
TLAC ratio (Total exposure basis)	8.24%	9.16%	10.29%

RWA and CET 1 capital ratio[3]



(trillions of yen)
RWA (Basel 3) (lhs)
CET1 capital ratio (Basel 3) (rhs)
15.8%
17.7%
17.7%
18.1%
17.1%
20.0
15.0
10.0
5.0
0.0
20.0%
15.0%
10.0%
5.0%
0.0%
FY2020/21
FY2021/22
Mar
Jun
Sep
Dec
Mar

Level 3 assets[2] and Net Level 3 assets/Tier 1 capital



(billions of yen)
Level 3 Assets
Net Level 3 Assets
Net Level 3 Assets / Tier 1 Capital (rhs)
20%
21%
22%
26%
26%
1,000
800
600
400
200
0
30%
20%
10%
0%
FY2020/21
FY2021/22
Mar
Jun
Sep
Dec
Mar

1. *Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity.*
2. *March 2022 is preliminary.*
3. *CET 1 capital ratio is defined as Tier 1 capital minus Additional Tier 1 capital divided by risk-weighted assets.*
4. *Tier 1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items).*
5. *Daily average for each quarter.*

14

Funding and liquidity Balance sheet Balance sheet structure (As of March 2022) ï® Highly liquid, healthy balance sheet Assets Liabilities and equity Unsecured funding2 structure    – 74% of assets are highly liquid ï® 77% of unsecured funding is long-term trading and related assets that are debt marked-to-market and matched to ï® Diversified sources of funding trading and related liabilities through repos etc. (regionally and Short-term debt Trading liabilities by currency) 20% and related1 – Other assets are funded by equity Trading assets Long-term debt due and long-term debt, ensuring and related1 within 1yr, 3% structural stability International Bank 37% Loans lending market Long-term Liquidity portfolio2 Other liabilities debt, 77% Euro MTN/Yen, Short-term borrowings Average Retail retail bonds, etc. maturity market Japan ï® Liquidity portfolio: Cash and cash deposits Long-term 3 borrowings 7.2 years 63% Euro – Y7.1trn, or 16% of total assets – Maintain a high quality liquidity Other assets Total equity MTN/Other, Wholesale wholesale market portfolio surplus without the need bonds, etc. for additional unsecured funding Breakdown of Long-term Funding of over a certain period short-term/long- debt by long-term term debt region debt 1. Trading assets and related: Reverse repo, securities, derivatives, etc. Trading liabilities and related: Repo, securities loaned, derivatives, etc. 2. Definition differs from financial disclosures reflecting Liquidity Management’s view. Cash and cash deposits portion of liquidity portfolio excludes funds on deposit at exchanges and segregated client funds. 15 3. Excludes long-term debt due within one year. Redemption schedule is individually estimated by considering the probability of redemption under certain stressed scenarios.

Financial Supplement

Consolidated balance sheet Consolidated balance sheet (billions of yen) Mar 31, Mar 31, Increase Mar 31, Mar 31, Increase 2021 2022 (Decrease) 2021 2022 (Decrease) Assets Liabilities Total cash and cash deposits 4,165 4,064 -101 Short-term borrowings 1,368 1,050 -318 Total payables and deposits 4,571 4,920 349 Total loans and receivables 4,142 5,001 858 Total collateralized financing 15,134 14,538 -595 Trading liabilities 9,473 9,652 179 Total collateralized agreements 16,039 16,876 837 Other liabilities 1,239 1,020 -219 Long-term borrowings 7,975 9,258 1,283 Total trading assets and 1 15,738 15,296 -442 Total liabilities 39,760 40,439 679 private equity investments Total other assets1 2,432 2,175 -256 Equity Total NHI shareholders’ equity 2,695 2,915 220 Noncontrolling interest 62 58 -3 Total assets 42,516 43,412 896 Total liabilities and equity 42,516 43,412 896 17 1. Including securities pledged as collateral.

Value at risk1    Definition From April 1, 2021, to March 31, 2022 (billions of yen) 95% confidence level Maximum: 23.2 1-day time horizon for outstanding portfolio Minimum: 2.7 Inter-product price fluctuations considered Average: 4.5 (billions of yen) FY2020/21 FY2021/22 FY2020/21 FY2021/22 Mar Mar Mar Jun Sep Dec Mar Equity 22.8 1.4 22.8 2.4 2.8 2.1 1.4 Interest rate 3.3 2.3 3.3 2.2 2.1 2.3 2.3 Foreign exchange 3.6 0.9 3.6 1.2 0.8 1.6 0.9 Sub-total 29.7 4.6 29.7 5.9 5.6 6.0 4.6 Diversification benefit -6.2 -1.9 -6.2 -1.9 -1.8 -1.9 -1.9 VaR 23.5 2.7 23.5 4.0 3.8 4.1 2.7 (Reference) FY2020/21 FY2021/22 FY2020/21 FY2021/22 99% confidence level Mar Mar Mar Jun Sep Dec Mar VaR 93.4 4.8 93.4 5.8 5.3 6.0 4.8 1. From this disclosure, VaR confidence level changed from 99% to 95%. 18

Consolidated financial    highlights Full year 200 10% 153.1 143.0 Net income (loss) 5.7% 5.1% attributable to 100 5% Nomura Holdings, Inc. (“NHI”) shareholders 0 0% ROE (%) -100 -200 FY2020/21 FY2021/22 Net revenue 1,401.9 1,363.9 Income (loss) before income taxes 230.7 226.6 Net income (loss) attributable to Nomura 153.1 143.0 Holdings, Inc. (“NHI”) shareholders Total NHI shareholders’ equity 2,694.9 2,914.6 ROE (%)1 5.7% 5.1% Basic-Net income (loss) attributable to NHI 50.11 46.68 shareholders per share (yen) Diluted-Net income (loss) attributable to NHI 48.63 45.23 shareholders per share (yen) Total NHI shareholders’ equity per share (yen) 879.79 965.80 1. Quarterly ROE is calculated using annualized year-to-date net income.    Quarter (billions of yen) 200 10% 7.1% 5.7% 5.4% 5.1% 100 3.8% 5% 60.3 48.5 3.2 31.0 0 0% -100 -155.4 -200 FY2020/21 FY2021/22 4Q 1Q 2Q 3Q 4Q 170.0 353.3 318.9 351.0 340.8 -166.1 78.5 18.5 80.1 49.5 -155.4 48.5 3.2 60.3 31.0 2,694.9 2,739.2 2,734.1 2,807.9 2,914.6 5.7% 7.1% 3.8% 5.4% 5.1% -50.77 16.12 1.04 19.66 10.26 -50.78 15.59 1.01 19.07 9.89 879.79 885.42 883.46 931.06 965.80 19

Consolidated income Full year Quarter (billions of yen) FY2020/21 FY2021/22 FY2020/21 FY2021/22 4Q 1Q 2Q 3Q 4Q Revenue Commissions 376.9 332.3 102.4 82.9 91.6 82.6 75.2 Fees from investment banking 108.7 149.6 34.7 35.7 33.9 46.0 34.0 Asset management and portfolio service fees 230.0 270.0 60.3 64.0 67.2 69.9 68.9 Net gain on trading 310.0 368.8 -96.9 52.0 91.1 106.8 118.9 Gain (loss) on private equity and debt investments 12.7 30.8 8.5 26.0 0.5 4.6 -0.3 Interest and dividends 356.5 284.2 77.8 64.5 69.9 82.6 67.1 Gain (loss) on investments in equity securities 14.1 5.4 5.1 3.5 2.1 -2.6 2.5 Other 208.3 152.8 36.0 76.6 22.9 13.8 39.6 Total revenue 1,617.2 1,594.0 228.0 405.2 379.2 403.8 405.9 Interest expense 215.4 230.1 57.9 51.9 60.3 52.8 65.1 Net revenue 1,401.9 1,363.9 170.0 353.3 318.9 351.0 340.8 Non-interest expenses 1,171.2 1,137.3 336.1 274.7 300.4 270.9 291.3 Income (loss) before income taxes 230.7 226.6 -166.1 78.5 18.5 80.1 49.5 Net income (loss) attributable to NHI shareholders 153.1 143.0 -155.4 48.5 3.2 60.3 31.0 20

Main revenue items Full year Quarter (billions of yen) FY2020/21 FY2021/22 FY2020/21 FY2021/22 4Q 1Q 2Q 3Q 4Q Stock brokerage commissions 262.3 236.4 72.8 58.2 67.7 57.3 53.1 Commissions Other brokerage commissions 14.3 18.0 3.6 3.7 4.0 4.8 5.5 Commissions for distribution of investment trusts 68.8 43.7 17.4 14.4 11.2 11.6 6.5 Other 31.6 34.3 8.6 6.6 8.8 8.9 10.1 Total 376.9 332.3 102.4 82.9 91.6 82.6 75.2 Equity underwriting and distribution 30.6 33.1 8.2 10.0 10.3 9.8 3.1 Fees from Bond underwriting and distribution 23.1 29.8 7.7 7.3 6.1 10.0 6.3 investment banking M&A / Financial advisory fees 37.8 64.2 12.6 13.1 13.7 17.5 20.0 Other 17.2 22.4 6.2 5.3 3.8 8.7 4.6 Total 108.7 149.6 34.7 35.7 33.9 46.0 34.0 Asset management fees 150.2 171.1 40.2 40.6 42.0 44.0 44.4 Asset management Administration fees 63.2 79.6 15.8 18.9 20.4 20.8 19.5 and portfolio service fees Custodial fees 16.6 19.4 4.4 4.6 4.8 5.0 4.9 Total 230.0 270.0 60.3 64.0 67.2 69.9 68.9 21

Consolidated results: Income (loss) before income taxes by segment and region

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes[1]

(billions of yen)	Full year		Quarter				
	FY2020/21	FY2021/22	FY2020/21	FY2021/22			
			4Q	1Q	2Q	3Q	4Q
Retail	92.3	**59.2**	26.1	19.0	17.0	18.0	**5.2**
Investment Management	91.0	**71.5**	35.2	44.9	15.0	20.4	**-8.8**
Wholesale	64.3	**74.5**	-165.9	-28.4	25.0	40.8	**37.0**
Three business segments total	247.6	**205.2**	-104.5	35.6	57.0	79.2	**33.5**
Other	-28.5	**15.8**	-66.2	39.6	-40.4	1.7	**14.9**
Segments total	219.1	**221.0**	-170.7	75.2	16.6	80.9	**48.4**
Unrealized gain (loss) on investments in equity securities held for operating purposes	11.5	**5.6**	4.6	3.4	1.9	-0.8	**1.2**
Income (loss) before income taxes	230.7	**226.6**	-166.1	78.5	18.5	80.1	**49.5**

Geographic information: Income (loss) before income taxes[2]

(billions of yen)	Full year		Quarter				
	FY2020/21	FY2021/22	FY2020/21	FY2021/22			
			4Q	1Q	2Q	3Q	4Q
Americas	-77.0	**-41.0**	-203.7	-36.6	-17.2	32.2	**-19.4**
Europe	14.3	**-21.8**	9.8	-5.3	-8.9	-3.4	**-4.2**
Asia and Oceania	49.2	**28.6**	13.2	6.6	7.1	11.0	**3.9**
Subtotal	-13.5	**-34.1**	-180.6	-35.3	-19.0	39.8	**-19.7**
Japan	244.1	**260.8**	14.5	113.8	37.5	40.3	**69.2**
Income (loss) before income t	230.7	**226.6**	-166.1	78.5	18.5	80.1	**49.5**

1. *On April 1, 2021, Asset Management and Merchant Banking were dissolved and Investment Management newly established. As a result, historical figures have been reclassified in line with the disclosure format for FY2021/22.*
2. *Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended March 31, 2022). Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.*

22

Segment “Other” Income (loss) before income taxes1 Full year Quarter (billions of yen) 80 39.6 40 15.8 14.9    1.7 0 -40 -28.5 -40.4     -66.2 -80 FY2020/21 FY2021/22 FY2020/21 FY2021/22 4Q 1Q 2Q 3Q 4Q Net gain (loss) related to economic -11.5 -9.9 -13.5 3.4 -3.8 -1.1 -8.4 hedging transactions Realized gain (loss) on investments in equity 1.7 1.4 0.2 0.2 0.0 0.0 1.1 securities held for operating purposes Equity in earnings of affiliates -16.4 36.8 -38.7 9.6 5.6 5.4 16.2 Corporate items 5.0 -91.1 -9.1 -9.3 -45.6 -1.8 -34.4 Others -7.3 78.6 -5.2 35.6 3.4 -0.8 40.4 Income (loss) before income taxes -28.5 15.8 -66.2 39.6 -40.4 1.7 14.9 1. On April 1, 2021, Asset Management and Merchant Banking were dissolved and Investment Management newly established. As a result, historical figures have been reclassified in line with the disclosure format for 23 FY2021/22.

Retail related data (1)

NOMURA

(billions of yen)

	Full year		Quarter						
	FY2020/21	FY2021/22	FY2020/21	FY2021/22				QoQ	YoY
			4Q	1Q	2Q	3Q	4Q		
Commissions	187.7	**138.5**	51.0	38.6	35.6	36.5	**27.8**	**-23.8%**	**-45.4%**
Of which, stock brokerage commission	92.6	**67.4**	25.9	17.8	17.6	17.6	**14.4**	**-18.0%**	**-44.2%**
Of which, commissions for distribution of investment trusts	68.4	**43.5**	16.0	14.4	11.1	11.6	**6.5**	**-44.2%**	**-59.5%**
Sales credit	58.4	**44.0**	14.1	11.6	11.9	11.4	**9.1**	**-20.3%**	**-35.6%**
Fees from investment banking and other	20.4	**19.0**	5.0	4.6	5.6	6.1	**2.8**	**-54.6%**	**-44.4%**
Investment trust administration fees and other	89.0	**109.3**	24.0	26.2	28.0	28.7	**26.4**	**-8.1%**	**10.1%**
Net interest revenue	13.4	**17.2**	2.7	4.0	4.2	4.6	**4.4**	**-5.2%**	**60.9%**
Net revenue	368.8	**328.0**	96.8	85.0	85.2	87.4	**70.5**	**-19.3%**	**-27.2%**
Non-interest expenses	276.5	**268.7**	70.7	66.0	68.2	69.3	**65.3**	**-5.9%**	**-7.6%**
Income before income taxes	92.3	**59.2**	26.1	19.0	17.0	18.0	**5.2**	**-71.2%**	**-80.1%**
Domestic distribution volume of investment trusts[1]	2,965.5	**2,197.0**	767.0	634.5	532.1	604.6	**425.7**	**-29.6%**	**-44.5%**
Stock investment trusts	2,647.3	**1,931.5**	698.2	588.1	477.9	530.4	**335.1**	**-36.8%**	**-52.0%**
Foreign investment trusts	318.2	**265.5**	68.7	46.4	54.2	74.2	**90.7**	**22.2%**	**31.9%**
Other									
Accumulated value of annuity insurance policies	3,610.2	**3,818.9**	3,610.2	3,661.3	3,723.3	3,787.3	**3,818.9**	**0.8%**	**5.8%**
Sales of JGBs for individual investors (transaction base)	486.6	**618.6**	169.2	159.7	101.1	180.0	**177.8**	**-1.3%**	**5.0%**
Retail foreign currency bond sales	728.3	**751.8**	236.0	170.2	167.9	204.3	**209.5**	**2.6%**	**-11.2%**

1. *Including former Net & Call.*

24

Retail related data (2) Retail client assets (trillions of yen) 140 126.6 127.0 128.7 125.0 Other 126.6 122.1 122.1 Foreign investment 120 trusts 100 Bond investment trusts 80 Stock investment trusts 60 Domestic bonds 40 Foreign currency 20 bonds Equities 0 FY2020/21 FY2021/22 FY2020/21 FY2021/22 Mar Mar Mar Jun Sep Dec Mar Equities 82.3 77.5 82.3 82.6 84.1 79.7 77.5 Foreign currency bonds 5.4 5.1 5.4 5.3 5.3 5.2 5.1 Domestic bonds1 12.7 12.6 12.7 12.6 12.6 12.6 12.6 Stock investment trusts 10.2 10.8 10.2 10.9 10.9 11.3 10.8 Bond investment trusts 8.0 7.5 8.0 7.8 7.8 7.8 7.5 Foreign investment trusts 1.1 1.3 1.1 1.1 1.2 1.2 1.3 Other2 6.9 7.3 6.9 6.7 6.9 7.2 7.3 Total 126.6 122.1 126.6 127.0 128.7 125.0 122.1 25 1. Including CBs and warrants. 2.                Including annuity insurance.

Retail related data (3) Net inflows of cash and securities1 Full year Quarter (billions of yen) (billions of yen) 1,200 1,200 888 800 800 641 471 351 315 400 400 0 0 -146 -400 -400 -613 -800 -800 FY2020/21 FY2021/22 FY2020/21 FY2021/22 4Q 1Q 2Q 3Q 4Q 1. Cash and securities inflows minus outflows, excluding regional financial institutions. 26

Retail related data (4) Number of accounts (thousands) FY2020/21 FY2021/22 FY2020/21 FY2021/22 Mar Mar Mar Jun Sep Dec Mar Accounts with balance 5,329 5,348 5,329 5,348 5,342 5,362 5,348 Equity holding accounts 2,927 2,955 2,927 2,924 2,923 2,949 2,955 NISA accounts opened (accumulated)1 1,791 1,589 1,791 1,820 1,828 1,839 1,589 Online service accounts 4,895 5,067 4,895 4,966 5,004 5,036 5,067 New Individual accounts / IT share2 Full year Quarter (thousands) FY2020/21 FY2021/22 FY2020/21 FY2021/22 4Q 1Q 2Q 3Q 4Q New individual accounts 203 201 62 51 50 51 49 IT share2 No. of orders 80% 83% 81% 82% 84% 83% 85% Transaction value 53% 59% 54% 58% 59% 58% 60% 1. Including Junior NISA. 27 2. Ratio of cash stocks traded via online service.

Investment Management related data (1)

NOMURA

(billions of yen)	Full year[1] FY2020/21	FY2021/22	Quarter[1] FY2020/21 4Q	FY2021/22 1Q	2Q	3Q	4Q	QoQ	YoY
Business revenue	111.9	**119.9**	29.9	28.0	29.3	31.5	**31.1**	**-1.1%**	**4.3%**
Investment gain/loss	51.2	**28.1**	24.2	35.5	5.1	8.6	**-21.1**	**-**	**-**
Net revenue	163.2	**148.0**	54.0	63.5	34.3	40.1	**10.1**	**-74.9%**	**-81.4%**
Non-interest expenses	72.1	**76.5**	18.8	18.6	19.3	19.8	**18.9**	**-4.6%**	**0.4%**
Income (loss) before income taxes	91.0	**71.5**	35.2	44.9	15.0	20.4	**-8.8**	**-**	**-**

Assets under management by company

(trillions of yen)	FY2020/21 Mar	FY2021/22 Mar	FY2020/21 Mar	FY2021/22 Jun	Sep	Dec	Mar
Nomura Asset Management	66.2	**69.6**	66.2	67.3	69.3	70.1	**69.6**
Nomura Corporate Research and Asset Management, etc.	3.3	**3.9**	3.3	3.5	3.8	3.9	**3.9**
Assets under management (gross)[2]	69.5	**73.5**	69.5	70.8	73.1	74.0	**73.5**
Group company overlap	4.8	**5.5**	4.8	5.0	5.4	5.5	**5.5**
Assets under management (net)[3]	64.7	**67.9**	64.7	65.8	67.8	68.5	**67.9**

1. *On April 1, 2021, Asset Management and Merchant Banking were dissolved and Investment Management newly established. As a result, historical figures have been reclassified in line with the disclosure format for FY2021/22.*
2. *Total of assets under management (gross) of Nomura Asset Management, Nomura Corporate Research and Asset Management, and Wealth Square, as well as third party investment by Nomura SPARX Investment, Nomura Mezzanine Partners, Nomura Capital Partners, and Nomura Research & Advisory.*
3. *Net after deducting duplications from assets under management (gross).*

28

Investment Management related data (2) Asset inflows/outflows by business1 Full year Quarter FY2020/21 FY2021/22 (billions of yen) FY2020/21 FY2021/22 4Q 1Q 2Q 3Q 4Q Investment trusts business 2,753 1,236 393 346 267 250 372    of which ETFs 2,241 683 268 344 -28 -15 383 Investment advisory and -883 819 -765 128 772 109 -189 international businesses Total net asset inflow 1,870 2,055 -373 474 1,039 359 183 Domestic public investment trust market and Nomura Asset Management market share2 FY2020/21 FY2021/22 FY2020/21 FY2021/22 (trillions of yen) Mar Mar Mar Jun Sep Dec Mar Domestic public investment trusts Market 151.0 163.1 151.0 156.7 160.4 164.5 163.1 Nomura Asset Management share (%) 28% 27% 28% 27% 27% 27% 27% Domestic public stock investment trusts Market 136.2 148.9 136.2 142.2 145.9 150.0 148.9 Nomura Asset Management share (%) 26% 25% 26% 26% 26% 25% 25% Domestic public bond investment trusts Market 14.8 14.2 14.8 14.5 14.6 14.5 14.2 Nomura Asset Management share (%) 44% 44% 44% 44% 44% 44% 44% ETF Market 60.6 61.8 60.6 61.2 63.4 62.4 61.8 Nomura Asset Management share (%) 44% 44% 44% 44% 44% 44% 44% 1. Based on assets under management (net).                29 2. Source Investment Trusts Association, Japan.

Wholesale related data Full year Quarter (billions of yen) FY2020/21 FY2021/22 FY2020/21 FY2021/22 QoQ YoY 4Q 1Q 2Q 3Q 4Q Net revenue 691.4 703.1 -0.8 132.8 172.7 202.7 194.9 -3.9% -Non-interest expenses 627.1 628.6 165.2 161.1 147.7 161.9 157.9 -2.5% -4.4% Income (loss) before income taxes 64.3 74.5 -165.9 -28.4 25.0 40.8 37.0 -9.3%—Breakdown of Wholesale revenues Full year Quarter (billions of yen) FY2020/21 FY2021/22 FY2020/21 FY2021/22 QoQ YoY 4Q 1Q 2Q 3Q 4Q Fixed Income 441.9 326.9 84.3 88.1 70.7 88.0 80.1 -9.0% -5.0% Equities 133.6 229.5 -121.1 9.1 66.5 75.8 78.1 3.0% -Global Markets 575.5 556.4 -36.8 97.2 137.2 163.8 158.2 -3.5% -Investment Banking 115.8 146.6 36.1 35.5 35.4 38.9 36.7 -5.7% 1.7% Net revenue 691.4 703.1 -0.8 132.8 172.7 202.7 194.9 -3.9%—30

Number of employees FY2020/21 FY2021/22 FY2020/21 FY2021/22 Mar Mar Mar Jun Sep Dec Mar Japan 15,330 15,213 15,330 15,556 15,393 15,299 15,213 Europe 2,769 2,820 2,769 2,779 2,811 2,817 2,820 Americas 2,152 2,257 2,152 2,116 2,171 2,181 2,257 Asia and Oceania1 6,151 6,295 6,151 6,196 6,216 6,259 6,295 Total 26,402 26,585 26,402 26,647 26,591 26,556 26,585 31 1. Includes Powai office in India.

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